上海實業控股有限公司
SHANGHAI INDUSTRIAL HOLDINGS LIMITED
上海實業集團成員 A Member of S

05009266

Our Ref: SIHL/ADR/05

22nd June 2005

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

Dear Sirs,

Shanghai Industrial Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-5160

On behalf of Shanghai Industrial Holdings Limited (the "Company"), I enclose copy of a press announcement dated 21st June 2005 in respect of the major transactions and suspension and resumption of trading of the Company pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule of the Company.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Meanwhile, should you have any queries, please do not hesitate to contact the undersigned at (852) 2876 2306.

Yours faithfully,

Marina Wong
Company Secretary

Encl.

c.c. Messrs. Morrison & Foerster, LLP (By Courier)
Attn: Mr. Paul Boltz/Mr. Jonathan Lemberg



上海實業控股有限公司

SHANGHAI INDUSTRIAL HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 363)

MAJOR TRANSACTION IN RELATION TO AN ASSET SWAP AGREEMENT WITH SHANGHAI INDUSTRIAL UNITED HOLDINGS CO., LTD.

SUSPENSION AND RESUMPTION OF TRADING

The Board announces that on 20th June 2005 the Company entered into the Asset Swap Agreement with SI United, a subsidiary in which the Company owns approximately 56.63% of its total issued share capital.

The Asset Swap

Pursuant to the Asset Swap Agreement, the Company will procure that its relevant subsidiaries/associated company transfer the Pharmaceutical Assets to SI United and its subsidiary Shanghai United (owned by SI United as to 99.95%) respectively, and SI United will procure that its subsidiary SIUC transfer the Commercial Assets to SI Commerce, a wholly-owned subsidiary of the Company.

The consideration for the Disposal under the Asset Swap is based on the sum of the carrying value of investments in the Pharmaceutical Assets as shown in the unaudited consolidated accounts of the Group as at 31st March 2005 and committed capital injection to the Pharmaceutical Assets before the Completion Date (which in aggregate amounts to *approximately RMB445,000,000 (equivalent to approximately HK$419,811,000)) as adjusted by any changes to such carrying value from 31st March 2005 up to the Completion Date.*

The consideration for the Acquisition under the Asset Swap is based on the sum of the carrying value of investments in the Commercial Assets as shown in the unaudited consolidated accounts of SI United as at 31st March 2005 and committed capital injection to the Commercial Assets before the Completion Date (which in aggregate amounts to approximately RMB433,180,000 (equivalent to approximately HK$408,660,000)) as adjusted by any changes to such carrying value from 31st March 2005 up to the Completion Date.

Major Transaction

The Asset Swap constitutes a major transaction for the Company under the Listing Rules, as the revenue ratio under Chapter 14 of the Listing Rules exceeds 25%, and is subject to the approval by the Shareholders.

The Company has obtained from the companies controlled by Shanghai Industrial Investment (Holdings) Company Limited (which constitute a closely allied group of shareholders under Rule 14.45 of the Listing Rules) holding approximately 56.67% in nominal value of the securities giving the right to attend and vote at any general meeting of the Company written approvals of the Asset Swap. Pursuant to Rule 14.44 of the Listing Rules, the Asset Swap which constitutes a major transaction has been approved by way of written shareholders' approval in lieu of holding a general meeting of the Company.

A circular containing, among other things, further details of the Asset Swap will be despatched to the Shareholders as soon as practicable.

Suspension and Resumption of Trading

At the request of the Company, trading in the Shares on the Stock Exchange was suspended from 9:30 a.m. on 21st June 2005 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on 22nd June 2005.

THE ASSET SWAP AGREEMENT

Date of the Asset Swap Agreement

20th June 2005

Parties

1. The Company
2. SI United, a subsidiary of the Company

THE DISPOSAL

Interests to be disposed of

Pursuant to the Asset Swap Agreement, the Company will procure the following transfers by its relevant subsidiaries/associated company to SI United or its subsidiary Shanghai United of the Pharmaceutical Assets comprising equity interests in the subsidiaries/associated company set out below:

(a) the transfer by SIIC MedTech of an amount of RMB21,000,000 in the registered capital of Liaoning Herbapex, representing 41.1765% of the total equity interest in Liaoning Herbapex, to SI United;

(b) the transfer by Medieval of an amount of RMB7,050,000 in the registered capital of Liaoning Herbapex, representing 13.8235% of the total equity interest in Liaoning Herbapex, to Shanghai United;

(c) the transfer by SIIC MedTech of an amount of RMB27,115,292 in the registered capital of Huqingyutang Pharmaceutical, representing a 51% equity interest in Huqingyutang Pharmaceutical after a capital injection by SIIC MedTech to Shanghai United; and

(d) the transfer by World Honest of an amount of RMB4,084,500 in the registered capital of Huqingyutang Drugstore, representing a 29% equity interest in Huqingyutang Drugstore after a capital injection by World Honest to Huqingyutang Drugstore, to Shanghai United; and

(e) the transfer by SIIC MedTech of an amount of RMB29,175,000 in the registered capital of Xiamen TCM, representing 61% of the total equity interest in Xiamen TCM, to SI United.

Consideration for the Disposal

The Pharmaceutical Assets shall be transferred at a consideration based on the sum of the carrying value of investments in the Pharmaceutical Assets as shown in the unaudited consolidated accounts of the Group as at 31st March 2005 and the committed capital injection to the Pharmaceutical Assets before the Completion Date (which in aggregate amounts to approximately RMB445,000,000 (equivalent to approximately HK$419,811,000)) as adjusted by any changes to such carrying value from 31st March 2005 up to the Completion Date (including those changes in the carrying value which arise as a result of profits or losses made by the companies under the Pharmaceutical Assets during such period).

The following are the respective carrying value of investments in the Pharmaceutical Assets as shown in the unaudited consolidated accounts of the Group as at 31st March 2005:

Asset	*Carrying value*
55% equity interest in Liaoning Herbapex	RMB94,950,000 (equivalent to approximately HK$89,575,000)
51% equity interest in Huqingyutang Pharmaceutical *(Note 1)*	RMB236,180,000 (equivalent to approximately HK$222,811,000)
29% equity interest in Huqingyutang Drugstore *(Note 2)*	RMB16,000,000 (equivalent to approximately HK$15,095,000)
61% equity interest in Xiamen TCM	RMB97,870,000 (equivalent to approximately HK$92,330,000)

Notes:

(1) *This includes a committed capital contribution to Huqingyutang Pharmaceutical by SIIC MedTech in the amount of RMB132,800,000 (equivalent to approximately HK$125,283,000), further details of which are set out in the sub-section headed "Huqingyutang Pharmaceutical" under the section "Information on the Pharmaceutical Assets".*

(2) *This includes a committed capital contribution to Huqingyutang Drugstore by World Honest in the amount of RMB2,500,000 (equivalent to approximately HK$2,359,000), further details of which are set out in the sub-section headed "Huqingyutang Drugstore" under the section "Information on the Pharmaceutical Assets".*

Assuming no adjustment to the carrying value of investments in the Pharmaceutical Assets from 31st March 2005 up to the Completion Date, the consideration for the Disposal would be approximately RMB445,000,000 (equivalent to approximately HK$419,811,000). Such consideration is however subject to adjustment by any increase or decrease in the carrying value of investments by the Group in the Pharmaceutical Assets from 31st March 2005 up to the Completion Date.

As at 31st December 2004 according to the audited consolidated accounts of the Group, the carrying value of investments by the Group in the Pharmaceutical Assets amounted to HK$274,953,000.

After the disposal of the Pharmaceutical Assets to SI United pursuant to the Disposal, the Company will still hold interests in other pharmaceutical business companies other than through SI United.

THE ACQUISITION

Interests to be acquired

Pursuant to the Asset Swap Agreement, SI United shall procure that the following transfers by its subsidiary SIUC to SI Commerce (a subsidiary of the Company) the Commercial Assets comprising shareholding and/or equity interests in the following associated companies set out below:

(a) the transfer by SIUC of 131,683,000 domestic shares of RMB1 each in the capital of Lianhua Supermarket, representing 21.17% of the total issued share capital of Lianhua Supermarket, to SI Commerce; and

(b) the transfer by SIUC to SI Commerce of an amount of RMB53,625,594.52 in the registered capital of Century Lianhua, representing 25.54% of the total equity interest in Century Lianhua.

Consideration for the Acquisition

The Commercial Assets shall be transferred at a consideration based on the sum of the carrying value of investments in the Commercial Assets as shown in the unaudited consolidated accounts of SI United as at 31st March 2005 and the committed capital injection to the Commercial Assets before the Completion Date (which in aggregate amounts to approximately RMB433,180,000 (equivalent to approximately HK$408,660,000)) as adjusted by any changes to such value from 31st March 2005 up to the Completion Date (including those changes in the carrying value which arise as a result of profits or losses made by the companies under the Commercial Assets during such period).

The following are the respective carrying value of investment in the Commercial Assets as shown in the unaudited consolidated accounts of SI United as at 31st March 2005:

Asset	Carrying value
21.17% shareholding in Lianhua Supermarket	RMB376,160,000 (equivalent to approximately HK$354,868,000)
25.54% equity interests in Century Lianhua *(Note)*	RMB57,020,000 (equivalent to approximately HK$53,792,000)

Note:

This includes a committed capital contribution to Century Lianhua by SIUC in the amount of RMB31,410,000 (equivalent to approximately HK$29,632,000), further details of which are set out in the sub-section headed "Century Lianhua" under the section "Information on the Commercial Assets".

Assuming no adjustment to the carrying value of investments in the Commercial Assets from 31st March 2005 up to the Completion Date, the consideration for the Acquisition would be approximately RMB433,180,000 (equivalent to approximately HK$408,660,000). Such consideration is however subject to adjustment by any increase or decrease in the carrying value of investments by SI United in the Commercial Assets from 31st March 2005 up to the Completion Date.

As at 31st December 2004 according to the audited consolidated accounts of SI United, the carrying value of investments in the Commercial Assets amounted to HK$367,263,000.

CONDITIONS

The Asset Swap Agreement shall take effect subject to:

(1) approval by the shareholders of each of the Company and SI United at a general meeting or, in the case of the Company, written approval being obtained from its shareholders holding more than 50% of the total nominal value of Shares giving the right to vote at a general meeting; and

(2) *the obtaining or wavier of all relevant approvals by the government administration departments or bodies with competent authority in respect of all transactions contemplated under the Asset Swap Agreement.*

Upon the above shareholders' approvals being obtained, the following Share Transfer Agreements for the transfer of equity interest or shareholding comprising the Pharmaceutical Assets and the Commercial Assets as referred to above shall be entered into:

(a) an agreement between SIIC MedTech and SI United for the transfer of equity interest in Liaoning Herbapex;

(b) an agreement between Medieval and Shanghai United for the transfer of equity interest in Liaoning Herbapex;

(c) an agreement between SIIC MedTech and Shanghai United for the transfer of equity interest in Huqingyutang Pharmaceutical;

(d) an agreement between World Honest and Shanghai United for the transfer of equity interest in Huqingyutang Drugstore;

(e) *an agreement between SIIC MedTech and SI United for the transfer of equity interest in Xiamen TCM;*

(f) an agreement between SIUC and SI Commerce for the transfer of shares in Lianhua Supermarket; and

(g) an agreement between SIUC and SI Commerce for the transfer of equity interest in Century Lianhua.

Each of the Share Transfer Agreements shall take effect subject to the obtaining or wavier of all relevant approvals by the government administration departments or bodies with competent authority and subject to the other Share Transfer *Agreements taking effect. If the condition for any one of the Share Transfer Agreements is not fulfilled, then all other* Share Transfer Agreements shall not take effect.

COMPLETION

Completion of each of the Share Transfer Agreements shall take place after all relevant approvals by the government administration departments or bodies with competent authority have been obtained or otherwise waived, on a date as agreed between the parties to the relevant Share Transfer Agreement. The Completion Date is expected to be within twelve (12) months after the approvals by the shareholders of both the Company and SI United of the Asset Swap have been obtained. The approval by the shareholders of the Company in respect of the Asset Swap has been obtained by way of written shareholders' approval in lieu of the holding of a general meeting of the Company pursuant to Rule 14.44 of the Listing Rules. SI United will convene a shareholders' meeting for the purpose of considering and approving the Asset Swap on 22nd July 2005.

At the Completion Date, the parties to each of the Share Transfer Agreements shall settle in full the amount of consideration payable for the equity interest or shares being transferred in cash, with the payments to be made out of *internal resources of the Group.*

The proceeds from the disposal of the Pharmaceutical Assets are intended to be used to settle the payment for acquisition of the Commercial Assets.

TERMINATION

If the procedures for transfer of equity interest or shares and all the formalities for change in business registration in relation to the Asset Swap are not completed within twelve (12) months after the approval of the Asset Swap Agreement and the Share Transfer Agreements by the shareholders of the Company and SI United, the Asset Swap Agreement and the Share Transfer Agreements shall be terminated.

CORPORATE STRUCTURE OF THE PHARMACEUTICAL ASSETS AND THE COMMERCIAL ASSETS BEFORE AND AFTER THE COMPLETION

Simplified Corporate Structure Immediately before the Completion



Simplified Corporate Structure Immediately after the Completion



INFORMATION ON THE PHARMACEUTICAL ASSETS

Liaoning Herbapex

Liaoning Herbapex is principally engaged in the manufacture and sale of Chinese medicine.

Share capital

Liaoning Herbapex has a total registered capital of RMB51,000,000. The total equity interest in Liaoning Herbapex is held by the following shareholders before completion of the Disposal in the following manner:

Name of shareholder	Amount of registered capital	Percentage shareholding
SIIC MedTech (wholly-owned subsidiary of the Company)	21,000,000	41.1765%
Medieval (47.96% owned by the Company)	14,700,000	28.8235%
Ho Lu Dao Jing Xin Investment Group Co., Ltd.* ([illegible])	1,000,000	1.9608%
Zheng Ji Yu* ([illegible])	8,400,000	16.4706%
Qu Wen Ge* ([illegible])	4,100,000	8.0392%
Lu Xi Wai* ([illegible])	1,800,000	3.5294%

The shareholding structure of Liaoning Herbapex immediately after completion of the Disposal will be as follows:

Name of shareholder	No. of shares held	Percentage shareholding
SI United	21,000,000	41.1765%
Medieval	7,650,000	15.0000%
Shanghai United	7,050,000	13.8235%
Ho Lu Dao Jing Xin Investment Group Co., Ltd.* ([illegible])	1,000,000	1.9608%
Zheng Ji Yu* ([illegible])	8,400,000	16.4706%
Qu Wen Ge* ([illegible])	4,100,000	8.0392%
Lu Xi Wai* ([illegible])	1,800,000	3.5294%

The total issued share capital in Medieval is owned by SIIC MedTech as to 47.96% and by an individual (who is an Independent Third Party) as to 52.04%. Regarding the 13.8235% equity interest in Liaoning Herbapex held by Medieval, it has been agreed between SIIC MedTech and the other individual shareholder that he shall acquire from SIIC MedTech the 47.96% shareholding in Medieval held by SIIC MedTech at a consideration equal to the dividend he receives from Medieval to be distributed by Medieval out of the proceeds of sale of the 13.8235% equity interest in Liaoning Herbapex under the Disposal or out of its share premium in the event of insufficient distributable profits. Based on the carrying value of the Group's investment in 13.8235% equity interest in Liaoning Herbapex as shown in its unaudited consolidated accounts as at 31st March 2005, the amount of the consideration for the 47.96% shareholding in Medieval to be transferred by SIIC MedTech is estimated to be RMB12,422,000 (equivalent to approximately HK$11,719,000).

Other than SIIC MedTech, Medieval and Zheng Ji Yu, Qu Wen Ge and Lu Xi Wai, who are the directors of Liaoning Herbapex, the other shareholder of Liaoning Herbapex is an Independent Third Party.

Financial information

The audited consolidated profit before taxation and minority interests and the audited consolidated profit after taxation and minority interests of Liaoning Herbapex for the two years ended 31st December 2004, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:

	Year ended 31st December 2004 *RMB'000*	2003 *RMB'000*
Consolidated profit before taxation and minority interests	23,952	12,003
Consolidated profit after taxation and minority interests	23,717	8,183

The audited consolidated net asset value and the audited consolidated total asset value of Liaoning Herbapex as at 31st December 2004 amounted to approximately RMB128,356,000 (equivalent to approximately HK$121,279,000) and approximately RMB209,955,000 (equivalent to approximately HK$198,069,000) respectively.

The audited consolidated turnover of Liaoning Herbapex for the year ended 31st December 2004 amounted to approximately RMB134,001,000 (equivalent to approximately HK$126,416,000).

The carrying value of investment in Liaoning Herbapex as shown in the unaudited consolidated accounts of the Group as at 31st March 2005 was RMB94,950,000 (equivalent to approximately HK$89,575,000).

Huqingyutang Pharmaceutical

Huqingyutang Pharmaceutical is principally engaged in the manufacture and sale of Chinese medicine and health food.

Share capital

Huqingyutang Pharmaceutical has a total registered capital of RMB37,210,000. Huqingyutang Pharmaceutical is in the process of increasing its registered capital to RMB53,150,000 with the increased amount of registered capital contributed by SIIC MedTech. Such increase in registered capital is in the process of obtaining approval by the PRC administration department on foreign investment. The increase in registered capital of Huqingyutang Pharmaceutical is expected to be completed before the Completion Date. Upon completion of such increase in registered capital and before completion of the Disposal, the total equity interest in Huqingyutang Pharmaceutical will be held by the following shareholders in the following manner:

Name of shareholder	Amount of registered capital	Percentage shareholding
SIIC MedTech (wholly-owned subsidiary of the Company)	27,115,292	51.0069%
*Hangzhou Huqingyutang Investment Co., Ltd.** ([illegible])	23,898,952	44.9566%
Enhanced Assets Management Limited	1,594,800	3.0000%
China (Hangzhou) Qingchunbao Group Co., Ltd.* ([illegible])	550,956	1.0364%

The shareholding structure of Huqingyutang Pharmaceutical immediately after completion of the Disposal will be as follows:

Name of shareholder	No. of shares held	Percentage shareholding
Shanghai United	27,115,292	51.0069%
Hangzhou Huqingyutang Investment Co., Ltd.* ([illegible])	23,898,952	44.9566%
Enhanced Assets Management Limited	1,594,800	3.0000%
China (Hangzhou) Qingchunbao Group Co., Ltd.* ([illegible])	550,956	1.0364%

Other than SIIC MedTech and Hangzhou Huqingyutang Investment Co., Ltd., the other shareholders of Huqingyutang Pharmaceutical are Independent Third Parties.

Financial information

The audited profit before taxation and the audited profit after taxation of Huqingyutang Pharmaceutical for the two years ended 31st December 2004, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:

	Year ended 31st December 2004 *RMB'000*	2003 *RMB'000*
Profit before taxation	43,183	40,755
Profit after taxation	43,183	36,644

The audited net asset value and the audited total asset value of Huqingyutang Pharmaceutical as at 31st December 2004 amounted to approximately RMB139,639,000 (equivalent to approximately HK$131,733,000) and approximately RMB183,181,000 (equivalent to approximately HK$172,819,000) respectively.

The audited turnover of Huqingyutang Pharmaceutical for the year ended 31st December 2004 amounted to approximately RMB196,979,000 (equivalent to approximately HK$185,829,000).

The carrying value of investment in Huqingyutang Pharmaceutical as shown in the unaudited consolidated accounts of the Group as at 31st March 2005 was RMB103,380,000 (equivalent to approximately HK$97,528,000). The committed capital injection by SIIC MedTech to Huqingyutang Pharmaceutical up to the Completion Date, amounts to RMB132,800,000 (equivalent to approximately HK$125,283,000).

Huqingyutang Drugstore

Huqingyutang Drugstore is principally engaged in the operation of about 30 drugstores for sale of Chinese medicine and health food.

Share capital

Huqingyutang Drugstore has a total registered capital of RMB13,157,900 and is in the process of increasing its registered capital to RMB14,084,500 with the increased amount of registered capital contributed by World Honest. Such increase in registered capital is in the process of obtaining approval by the PRC administration department on foreign investment. The increase in registered capital of Huqingyutang Pharmaceutical is expected to be completed before the Completed Date. Upon completion of such increase in registered capital and before completion of the Disposal, the total equity interest in Huqingyutang Drugstore will be held by the following shareholders in the following manner:

Name of shareholder	Amount of registered capital	Percentage shareholding
Huqingyutang Pharmaceutical	5,100,000	36.21%
World Honest (wholly-owned subsidiary of the Company)	4,084,500	29.00%
39 Individual Shareholders	4,900,000	34.79%

The shareholding structure of Huqingyutang Drugstore immediately after completion of the Disposal will be as follows:

Name of shareholder	No. of shares held	Percentage shareholding
Huqingyutang Pharmaceutical	5,100,000	36.21%
Shanghai United	4,084,500	29.00%
39 Individual Shareholders	4,900,000	34.79%

Other than Huqingyutang Pharmaceutical, World Honest and 6 out of the 39 Individual Shareholders of Huqingyutang Drugstore, namely *Feng Gen Sheng** ([illegible]), Yang Zhong Ying* ([illegible]), Li Yu Hang* ([illegible]), Feng He* ([illegible]), Fan Yun Hua* ([illegible]) and Liu Jun* ([illegible]), who are directors of certain subsidiaries of the Company, the other shareholders of Huqingyutang Drugstore are Independent Third Parties.

Financial information

The audited profit before taxation and the audited profit after taxation of Huqingyutang Drugstore for the two years ended 31st December 2004, which were prepared in accordance with the generally accepted accounting principles in *the PRC, were as follows:*

	Year ended 31st December 2004 *RMB'000*	2003 *RMB'000*
Profit before taxation	5,988	5,016
Profit after taxation	3,783	3,419

The audited net asset value and the audited total asset value of Huqingyutang Drugstore as at 31st December 2004 amounted to approximately RMB27,564,000 (equivalent to approximately HK$26,004,000) and approximately RMB42,274,000 (equivalent to approximately HK$39,881,000) respectively.

The audited turnover of Huqingyutang Drugstore for the year ended 31st December 2004 amounted to approximately RMB51,063,000 (equivalent to approximately HK$48,173,000).

The carrying value of investment in Huqingyutang Drugstore (including a committed capital injection) as shown in the unaudited consolidated accounts of the Group as at 31st March 2005 was RMB16,000,000 (equivalent to approximately HK$15,095,000). The committed capital injection by World Honest to Huqingyutang Drugstore up to the Completion Date amounts to RMB2,500,000 (equivalent to approximately HK$2,359,000).

Xiamen TCM

Xiamen TCM is principally engaged in the manufacture and sale of Chinese medicine and health food.

Share capital

Xiamen TCM has a total registered capital of RMB47,830,000. The total equity interest in Xiamen TCM is held by the following shareholders before completion of the Disposal in the following manner:

Name of shareholder	Amount of registered capital	Percentage shareholding
SIIC MedTech (wholly-owned subsidiary of the Company)	29,175,000	61%
Xiamen Dingle Industrial Co.* ([illegible])	14,350,000	30%
Rocal Health Limited	4,305,000	9%

The shareholding structure of Xiamen TCM immediately after completion of the Disposal will be as follows:

Name of shareholder	No. of shares held	Percentage shareholding
SI United	29,175,000	61%
Xiamen Dingle Industrial Co.* ([illegible])	14,350,000	30%
Rocal Health Limited	4,305,000	9%

Other than SIIC MedTech, the other shareholders of Xiamen TCM are Independent Third Parties.

Financial information

The audited profit before taxation and the audited profit after taxation of Xiamen TCM for the two years ended 31st December 2004, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:

	Year ended 31st December 2004 *RMB'000*	2003 *RMB'000*
Profit before taxation	48,229	22,571
Profit after taxation	48,229	22,571

The audited net asset value and the audited total asset value of Xiamen TCM as at 31st December 2004 amounted to approximately RMB106,807,000 (equivalent to approximately HK$100,648,000) and approximately RMB120,305,000 (equivalent to approximately HK$113,495,000) respectively.

The audited turnover of Xiamen TCM for the year ended 31st December 2004 amounted to approximately RMB124,301,000 (equivalent to approximately HK$117,265,000).

The carrying value of investment by the Group in Xiamen TCM as shown in the unaudited consolidated accounts of the Group as at 31st March 2005 was RMB97,870,000 (equivalent to approximately HK$92,330,000).

INFORMATION ON COMMERCIAL ASSETS

Lianhua Supermarket

Lianhua Supermarket, whose H Shares are listed on the Main Board of the Stock Exchange, is principally engaged in the operation of about 3,123 supermarkets and convenience stores in the PRC under the trade names of "[illegible]", "[illegible]" and "[illegible]".

Share capital

Lianhua Supermarket has a total issued share capital of RMB622,000,000. The shareholding structure of Lianhua Supermarket before completion of the Acquisition is as follows:

Name of shareholder	No. of shares held	Percentage shareholding
Shanghai Friendship Group Co., Ltd.* (上海友誼集團股份有限公司)	211,640,000	34.03%
SIUC	131,683,000	21.17%
Mitsubishi Corporation* (日本三菱商事株式會社)	41,900,000	6.74%
Hong Kong Wong Sun Heng Investment Co., Ltd.* (香港王新興投資有限公司)	17,557,000	2.82%
Shanghai Li Ding Investment Co., Ltd.* (上海立鼎投資有限公司)	12,220,000	1.96%
Holders of H Shares	207,000,000	33.28%

The shareholding structure of Lianhua Supermarket immediately after completion of the Acquisition will be as follows:

Name of shareholder	No. of shares held	Percentage shareholding
*Shanghai Friendship Group Co., Ltd.** (上海友誼集團股份有限公司)	211,640,000	34.03%
SI Commerce (wholly-owned subsidiary of the Company)	131,683,000	21.17%
Mitsubishi Corporation* (日本三菱商事株式會社)	41,900,000	6.74%
Hong Kong Wong Sun Heng Investment Co., Ltd.* (香港王新興投資有限公司)	17,557,000	2.82%
Shanghai Li Ding Investment Co., Ltd.* (上海立鼎投資有限公司)	12,220,000	1.96%
Holders of H Shares	207,000,000	33.28%

Other than SIUC (and the holders of H Shares of Lianhua Supermarket who cannot be ascertained by the Company), the other shareholders of Lianhua Supermarket are Independent Third Parties.

Financial information

The audited consolidated profit before taxation and minority interests and the audited consolidated profit after taxation and minority interests of Lianhua Supermarket for the two years ended 31st December 2004, which were prepared in *accordance with the generally accepted accounting principles in Hong Kong, were as follows:*

	Year ended 31st December 2004 *RMB'000*	2003 *RMB'000*
Consolidated profit before taxation and minority interests	348,809	394,097
Consolidated profit after taxation and minority interests	318,560	163,623

The audited consolidated net asset value and the audited consolidated total asset value of Lianhua Supermarket as at 31st December 2004 amounted to approximately RMB1,728,369,000 (equivalent to approximately HK$1,630,518,000) and approximately RMB4,810,711,000 (equivalent to approximately HK$4,538,407,000) respectively.

The audited consolidated turnover of Lianhua Supermarket for the year ended 31st December 2004 amounted to approximately RMB10,854,967,000 (equivalent to approximately HK$10,240,535,000).

The carrying value of investment by SI United in Lianhua Supermarket as shown in the unaudited consolidated accounts of SI United as at 31st March 2005 was RMB376,160,000 (equivalent to approximately HK$354,868,000).

Post Services Guide

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中天旅遊有限公司
Central Sky Travel Limited
Hotline: 2393 1323
www.centralsky.com
8A, Wing Li Commercial Building, 168 Des Voeux Road Central, HK
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Removals

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Century Lianhua

Century Lianhua is principally engaged in the operation of about 49 supermarkets in the PRC under the trade name of "[illegible]".

Share capital

Century Lianhua has a total registered capital of RMB100,000,000. The total equity interest in Century Lianhua are held by the following shareholders as at the date of this Announcement in the following manner:

Name of shareholder	Amount of registered capital	Percentage shareholding
Shanghai Friendship Group Co., Ltd.* ([illegible])	35,700,000.00	35.70%
SIUC	22,211,784.71	22.21%
Lianhua Supermarket	20,000,000.00	20.00%
Shanghai Li Ding Investment Co., Ltd.* ([illegible])	22,088,215.29	22.09%

The shareholders of Century Lianhua are carrying out an increase in the registered capital of Century Lianhua and the amount of increase in registered capital contributed by SIUC is RMB31,410,000 (equivalent to approximately HK$29,632,000). Upon completion of the increase in registered capital, SIUC will hold a 25.54% equity interest in Century Lianhua, which will be transferred to SI Commerce under the Acquisition.

Apart from SIUC, the other shareholders of Century Lianhua are Independent Third Parties.

Financial information

The audited profit before taxation and the audited profit after taxation of Century Lianhua for the two years ended 31st December 2004, which were prepared in accordance with the generally accepted accounting principles in the PRC, were as follows:

	Year ended 31st December 2004 RMB'000	2003 RMB'000
Profit before taxation	6,888	538
Profit after taxation	6,747	483

The audited net asset value and the audited total asset value of Century Lianhua as at 31st December 2004 amounted to approximately RMB112,470,000 (equivalent to approximately HK$106,104,000) and approximately RMB579,443,000 (equivalent to approximately HK$546,644,000) respectively.

The audited turnover of Century Lianhua for the year ended 31st December 2004 amounted to approximately RMB1,059,369,000 (equivalent to approximately HK$999,405,000).

The carrying value of investment in Century Lianhua (including a committed capital injection) as shown in the unaudited consolidated accounts of SI United as at 31st March 2005 was RMB57,020,000 (equivalent to approximately HK$53,792,000). The committed capital injection by SIUC to Century Lianhua up to the Completion Date amounts to RMB31,410,000 (equivalent to approximately HK$29,632,000).

REASONS FOR AND THE BENEFITS OF THE DISPOSAL AND THE ACQUISITION

The Disposal and the Acquisition under the Asset Swap Agreement signify the implementation of the reorganisation of the pharmaceutical businesses of the Company and SI United across different regions. By exchanging non-controlling stakes in companies carrying on non-pharmaceutical businesses for controlling shareholdings in pharmaceutical business companies, SI United will become a specialist listed company in pharmaceutical products, thus enhancing its market niche, brand building capabilities and long term profitability. With the proposed restructuring, the future development of the Group's medicine business will benefit from the effective integration of its medicine business, leading to creation of greater shareholder value to the Shareholders.

Under the Disposal, the Company will transfer all the equity interests held in the companies under the Pharmaceutical Assets to SI United and its subsidiary. Each of Xiamen TCM, Liaoning Herbapex and Huqingyutang Pharmaceutical, being subsidiaries of the Company, will continue to be subsidiaries of the Group after completion of the Disposal as they will be held by SI United, another subsidiary of the Company. The Directors consider that there is no material financial impact on the Group as a result of the Asset Swap. After the Completion, the Company will hold interests in other pharmaceutical business companies other than through SI United.

As the considerations under the Disposal and the Acquisition are based on the carrying value as of the Completion Date of the Pharmaceutical Assets and of the Commercial Assets respectively as at the date of Completion, there will be no material gain or loss expected to accrue to the Group under the Asset Swap.

The Directors (including the independent non-executive Directors) consider that the Asset Swap Agreement together with the Share Transfer Agreements are on normal commercial terms and are fair and reasonable so far as the Company and the Shareholders are concerned. With a reasonable basis for the considerations for the Acquisition and the Disposal, the value to holders of shares of both the Company and SI United will be enhanced.

GENERAL

The Company and its subsidiaries are principally engaged in the business of infrastructure facilities, medicine, consumer products and information technology.

SI United is a subsidiary of the Group owned by the Company as to approximately 56.63%, the A shares of which are listed on the Shanghai Stock Exchange. SI United and its subsidiaries are principally engaged in the manufacture and sale of biomedicine and *commercial network operations. Mr. Lu Ming Fang, Mr. Ding Zhong De and Mr. Lu Shen, all being Directors, beneficially owns 15,000* shares, 15,000 shares and 12,000 shares respectively in the capital of SI United, representing 0.005%, 0.005% and 0.004% of the total issued share capital of SI United. To the best of the Directors' knowledge and information, there are no connected persons of the Company interested in 10% or more of the total issued share capital of SI United.

The Asset Swap constitutes a major transaction for the Company under the Listing Rules, as the revenue ratio under Chapter 14 of the Listing Rules exceeds 25%, and is subject to approval by the Shareholders. The Directors expect that the adjustment to the consideration for the Asset Swap as referred to above will not result in the consideration ratio exceeding the threshold for a very substantial acquisition under Chapter 14 of the Listing Rules. In the event the adjustment to the consideration for the Asset Swap results in such transaction constituting a very substantial acquisition for the Company, the Company will take appropriate action as required under the Listing Rules.

The Company has obtained from the companies controlled by Shanghai Industrial Investment (Holdings) Company Limited which together hold approximately 56.67% in nominal value of the securities giving the right to attend and vote at any general meeting of the Company written approvals of the Asset Swap. These companies, namely Shanghai Investment Holdings Limited (holding 465,066,000 Shares), SIIC Capital (B.V.I.) Limited (holding 80,000,000 Shares) and SIIC CM Development Limited (holding 10,000 Shares) are all wholly-owned subsidiaries of Shanghai Industrial Investment (Holdings) Company Limited and constitute a closely allied group of shareholders under Rule 14.45 of the Listing Rules. Apart from Shanghai Industrial Investment (Holdings) Company Limited, no connected person of the Company hold any shares in any of these three shareholding companies. None of the Shareholders is materially interested in the Asset Swap and, as such, none of them is required to abstain from voting if a general meeting of the Company is convened to approve the transactions contemplated under the Asset Swap Agreement. Pursuant to Rule 14.44 of the Listing Rules, the Acquisition which constitutes a major transaction has been approved by way of written shareholders' approval in lieu of holding a general meeting of the Company.

A circular containing, among other things, further details of the Acquisition and the Disposal, will be despatched to the Shareholders as soon as practicable.

SUSPENSION AND RESUMPTION OF TRADING

At the request of the Company, trading in the Shares on the Stock Exchange was suspended from 9:30 a.m. on 21st June 2005 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on 22nd June 2005.

As at the date of this announcement, the board of directors of the Company comprises nine executive directors, namely, Mr. CAI Lai Xing, Mr. QU Ding, Mr. LU Ming Fang, Mr. LU De Yong, Mr. DING Zhong De, Mr. LU Shen, Mr. QIAN Shi Zheng, Mr. YAO Fang and Mr. TANG Jun; three independent non-executive directors, namely, Dr. LO Ka Shui, Prof. WOO Chia-Wei and Mr. LEUNG Pak To, Francis.

DEFINITIONS

"Acquisition"	the acquisition of the Commercial Assets by a subsidiary of the Company pursuant to the Asset Swap Agreement
"Asset Swap"	The Disposal and the Acquisition
"Asset Swap Agreement"	the agreement between the Company and SI United in relation to the Acquisition and the Disposal dated 20th June 2005
"Associate(s)"	has the meaning ascribed to it under the Listing Rules
"Board"	the board of directors of the Company
"Century Lianhua"	[illegible] (Shanghai Century Lianhua Supermarket Development Co., Ltd.), a limited liability company established under the laws of the PRC and owned by SI United as to 22.21%
"Company"	Shanghai Industrial Holdings Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange
"Commercial Assets"	(1) 131,683,000 domestic shares of RMB1 each in the capital of Lianhua Supermarket, representing 21.17% of the total issued share capital of Lianhua Supermarket; and (2) an amount of RMB33,625,594.52 in the registered capital of Century Lianhua, representing 25.54% of the total equity interest in Century Lianhua, to be acquired under the Acquisition
"Completion"	Completion of the transfer of equity interest or shares under each of the Share Transfer Agreements
"Completion Date"	the date of Completion
"Directors"	directors of the Company
"Disposal"	the disposal of the Pharmaceutical Assets by subsidiaries/associated company of the Company pursuant to the Asset Swap Agreement
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Huqingyutang Drugstore"	Hangzhou Huqingyutang Drugstore Co., Ltd. ([illegible]), a limited liability company established under the laws of the PRC and owned by the Company as to 29%
"Huqingyutang Pharmaceutical"	Hangzhou Huqingyutang Pharmaceutical Company Limited ([illegible]), a limited liability company established under the laws of the PRC and owned by the Company as to 51%
"Independent Third Parties"	parties independent of and not connected with any of the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries and their respective associates
"Lianhua Supermarket"	Lianhua Supermarket Holdings Co., Ltd. ([illegible]), a joint stock limited liability company established under the laws of the PRC, the H Shares of which are listed on the Main Board of the Stock Exchange, and the total issued share capital of which is owned by SI United as to 21.17%
"Liaoning Herbapex"	Liaoning Herbapex Pharmaceutical Co., Ltd. ([illegible]), a limited liability company established under the laws of the PRC and owned by the Company as to 55%
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Medieval"	Medieval International Limited, a company incorporated under the laws of the British Virgin Islands and owned by the Company as to 47.96% principally engaged in investment holding
"Pharmaceutical Assets"	(1) an amount of RMB29,175,000 in the registered capital of Xiamen TCM, representing 61% of the total equity interest in Xiamen TCM; (2) an amount of RMB28,050,000 in the registered capital of Liaoning Herbapex, representing 55% of the total equity interest in Liaoning Herbapex; (3) an amount of RMB27,113,292 in the registered capital of Huqingyutang Pharmaceutical, representing a 51% equity interest in Huqingyutang Pharmaceutical; and (4) an amount of RMB4,084,500 in the registered capital of Huqingyutang Drugstore, representing a 29% equity interest in Huqingyutang Drugstore, to be disposed of under the Disposal
"PRC"	the People's Republic of China (for the purposes of this announcement, excluding Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan)
"RMB"	Renminbi, the lawful currency of the PRC
"Shares"	shares of HK$0.10 each in the capital of the Company
"Shareholder(s)"	holder(s) of the share(s) in the capital of the Company
"Share Transfer Agreement"	The agreements for the transfer of equity interest or shares in companies under the Pharmaceutical Assets and the Commercial Assets in the form set out in the Appendix to the Assets Swap Agreement
"Shanghai United"	Shanghai United International Limited ([illegible]), a company incorporated under the laws of Hong Kong with limited liability and owned by SI United as to 99.98% which is engaged in trading and investment business
"SI Commerce"	S. I. Commerce Holdings Limited ([illegible]), an investment holding company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of the Company
"SIIC MedTech"	SIIC MedTech Health Products Limited ([illegible]), an investment holding company incorporated under the laws of Hong Kong with limited liability and a wholly-owned subsidiary of the Company
"SIUC"	[illegible] (Shanghai Industrial United (Group) Commercial Network Development Company Limited), a limited liability company established under the laws of the PRC and an investment holding company owned by SI United as to 72.62% and by SI United's subsidiary, Shanghai Hua Rui Investment Co., Ltd.* ([illegible]) as to 27.31%
"SI United"	[illegible] (Shanghai Industrial United Holdings Co., Ltd.), a joint stock limited liability company established under the laws of the PRC which is a subsidiary of the Company listed on A Shares Market of the Shanghai Stock Exchange (stock code: 600607)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"World Honest"	World Honest Investments Limited ([illegible]), an investment holding company incorporated under the laws of Hong Kong with limited liability and a wholly-owned subsidiary of the Company
"Xiamen TCM"	[illegible] (Xiamen Traditional Chinese Medicine Co., Ltd.), a limited liability company established under the laws of the PRC and owned by the Company as to 61%
"HK$" or "HK dollars"	Hong Kong dollars, the lawful currency of Hong Kong

For the purposes of this announcement, the exchange rate at HK$1 = RMB1.06 has been used, where applicable, for purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged at any particular rate on the date or dates in question or any other date.

By Order of the Board
Shanghai Industrial Holdings Limited
Wong Mei Ling, Marina
Company Secretary

Hong Kong, 21st June 2005

* *The English name is an informal English translation of its official Chinese name.*

CLIMAX INTERNATIONAL COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 439)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH, 2005

The board of directors (the "Directors") of Climax International Company Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31st March, 2005, together with the comparative figures for the previous year as follows:

CONSOLIDATED INCOME STATEMENT

For the year ended 31st March, 2005

	Note	2005 HK$'000	2004 HK$'000
Turnover	1	311,341	382,470
Cost of sales		(264,948)	(324,169)
Gross profit		46,393	58,301
Other operating income		8,059	6,823
Distribution costs		(14,454)	(18,865)
Administrative expenses		(40,472)	(40,768)
(Loss) profit from operations	2	(474)	5,491
Finance costs		(2,768)	(1,777)
Gain on disposal of a subsidiary		6,792	-
Net profit for the year		3,550	3,714
Earnings per share	4		
– Basic		0.09 cent	0.10 cent
– Diluted		0.09 cent	0.09 cent

Notes:

1. **SEGMENT INFORMATION**

Business segments

The Group's principal activities are manufacturing and trading of OEM paper products and house brand and agency products. These two business segments are the basis on which the Group reports its primary segment information. Segment information about these businesses is presented as below:

For the year ended 31st March, 2005	OEM paper products HK$'000	House brand and agency products HK$'000	Elimination HK$'000	Consolidated HK$'000
Turnover				
External sales	297,965	13,376	-	311,341
Inter-segment sales	11,526	-	(11,526)	-
	309,491	13,376	(11,526)	311,341

Inter-segment sales are charged at prevailing market prices.

	OEM paper products HK$'000	House brand and agency products HK$'000	Elimination HK$'000	Consolidated HK$'000
Result				
Segment result	6,506	(447)		6,059
Unallocated corporate expenses				(6,547)
Gain on disposal of a subsidiary		6,792		6,792
Interest income				14
Finance costs				(2,768)
Net profit for the year				3,550

For the year ended 31st March, 2004	OEM paper products HK$'000	House brand and agency products HK$'000	Elimination HK$'000	Consolidated HK$'000
Turnover				
External sales	365,854	16,616	-	382,470
Inter-segment sales	7,156	-	(7,156)	-
	373,010	16,616	(7,156)	382,470

Inter-segment sales are charged at prevailing market prices.

	OEM paper products HK$'000	House brand and agency products HK$'000	Elimination HK$'000	Consolidated HK$'000
Result				
Segment result	11,065	516	-	11,581
Unallocated corporate expenses				(6,100)
Interest income				10
Finance costs				(1,777)
Net profit for the year				3,714

Geographical segments

The Group's operations are located in Mainland China and Hong Kong of the PRC. The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods:

	Turnover by geographical market Year ended 31st March, 2005 HK$'000	2004 HK$'000
United States of America	159,794	221,994
Europe	87,336	92,045
Asia-Pacific (excluding Hong Kong)	50,209	56,113
Hong Kong	4,502	5,240
Others	9,500	7,077
	311,341	382,470

2. **(LOSS) PROFIT FROM OPERATIONS**

	2005 HK$'000	2004 HK$'000
(Loss) profit from operations has been arrived at after charging:		
Amortisation of prepaid rentals	2,239	2,239
Depreciation and amortisation on:		
– own assets	7,483	10,713
– assets held under finance leases	3,961	989

3. **TAXATION**

No provision for Hong Kong Profits Tax has been made in the financial statements as the Group have no assessable profit for the year.

The applicable income tax rate for subsidiaries operating in the PRC is 33% (2004: 33%).

A reconciliation of taxation is as follows:

	2005 HK$'000	2004 HK$'000
Net profit for the year	3,550	3,714
Tax at Hong Kong Profits Tax rate of 17.5%	621	650
Tax effect of expenses not deductible for tax purpose	1,079	659
Tax effect of income not taxable for tax purpose	(2,515)	(282)
Tax effect of tax losses not recognised	75	206
Utilisation of tax losses previously not recognised	(391)	(759)
Effect of different tax rates of subsidiaries operating in the PRC	1,078	265
Others	53	(739)
Taxation for the year	-	-

4. **EARNINGS PER SHARE**

The calculation of the basic and diluted earnings per share is computed based on the following data:

	2005 HK$'000	2004 HK$'000
Earnings:		
Net profit for the year and earnings for the purposes of basic and diluted earnings per share	3,550	3,714

	2005	2004
Number of shares:		
Weighted average number of shares for the purpose of basic earnings per share	3,928,763,244	3,886,503,153
Effect of diluted potential shares: Share options	33,027,824	39,570,526
Weighted average number of shares for the purpose of diluted earnings per share	3,961,791,068	3,926,073,679

The warrants had expired after the close of business on 6th February, 2004. There was no warrant outstanding during the year ended 31st March, 2005.

The computation of diluted earnings per share for the year ended 2004 does not assume the exercise of the Company's outstanding warrants as the exercise price of those warrants was higher than the market price of the Company's shares throughout the year.

FINAL DIVIDEND

The Directors do not recommend the payment of a final dividend in respect of the year ended 31st March, 2005 (2004: Nil).

CLOSURE OF REGISTER

The register of members of the Company will be closed from Tuesday, 26th July, 2005 to Friday, 29th July, 2005; both days inclusive, during which period no transfer of shares will be effected. All transfers accompanied by the relevant share certificates must be lodged with the Company's Hong Kong branch share registrars, Secretaries Limited, at Ground Floor, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 25th July, 2005.

MANAGEMENT DISCUSSION AND ANALYSIS

Performance Review

This year was a crucible to the Group. The slack economy of United States and Europe made it hard for the Group to grow. After experienced a tough market in the first half of the year, the Group continued to fight for orders with reasonable margins in the *second half. Together with our will of adamant to preserve* margins at the expense of trade volume, turnover for the year was reduced by 19% to HK$311 million, 51% of our products were sold in United States while 28% were sold in Europe. Contribution from United States market diluted as a result of our margin preservation direction.

Paper, PP resins and metallic spare parts remain the major materials in our production of photo album, stationery and gift items. During the year, prices of raw materials and accessories have risen continuously by at least 10% to 50%. Despite boost in material prices inevitably eroded part of our margin, gross profit margin was only reduced from 15.2% to 14.9%. Having a foresight to the market situation, the Group has already adjusted its direction by emphasizing on orders with better margin. Customer mix and product mix have been revised and more capacities have been reserved for orders of better price. Our effort was proven after we counteracted most of the cost increase.

The new factory in Dongguan commenced normal production in August 2003. Powered with new production facilities, the factory improved the overall operating efficiency of the Group. Certain automated processes including production of PP album cover and report cover were shifted to the new factory.

The Group used to have two business lines, being the OEM business and the house brand and agency business. OEM business contributed over 96% of turnover to the Group for the year. As at 31 March 2005, the Group entered into an agreement with a third party whereas the Group disposed of the house brand business "Easyfil" to the third party at a consideration of HK$8 million. Since the contribution of house brand business to the Group was minimal in previous years, the Group believes that it is benefit for the Group to reallocate and concentrate its resources on OEM business with higher margin.

Financial and Capital Resources

As at 31 March 2005, shareholders' equity of the Group reached HK$114 million, representing a 4% increase over last year. Funds were released after inventory balance further reduced by HK$20 million this year. Despite the Group incepted HK$13 million machinery hire purchase loans to enhance production facilities, total bank borrowings decreased slightly by HK$4 million instead. Gearing ratio, being a percentage of interest bearing debt over net assets of the Group, dropped to 60% after shareholders' equity being strengthened.

Interests on the Group's banking facilities were charged at certain percentage over HIBOR or Prime rate. Except for certain machinery being financed under medium term lease, all banking facilities are granted clean of any security or charge on the Group's assets. The Group will take caution in negotiation of new facilities under the possible upward trend in interest rate.

As all borrowings are in Hong Kong dollar and all businesses are carried out in United dollars, Hong Kong dollars, Euro dollars and Renminbi, foreign exchange risk is relatively low under the currency peg arrangement between Hong Kong and United States of America. The Group has not arranged any hedge of interest or currency risk. The Group always monitors closely on the performance of foreign currencies especially those directly related to our business and adjusts our operating decisions to minimize currency risk.

Human Resources

As at 31 March 2005, the Group employed 72 staff in Hong Kong and around 2,400 workers and staff in Mainland China. Thanks for the automation direction with modern production facilities, the addition of one more factory in Dongguan had not resulted in an expansion of the workforce; a 17% decrease is observed instead. The Group will keep close on technology development and explore opportunities to automate the production process gradually.

Staff costs remained at a level of around HK$67 million for the year. The increase in minimum wages and various social welfare charges counteracted part of the effect from reduction of number of employees. The slimming down effect of workforce will be much obvious in coming months after the Group had reinforced the action.

The Group reviews and provides remuneration packages to employees according to market level. Outperformed employees are rewarded by various means including bonus and promotion.

Contingent Liabilities

Except for the HK$2 million discounted to banks, the Group has no significant contingent liabilities as at the balance sheet date.

PUBLICATION OF RESULTS ON THE EXCHANGE'S WEBSITE

All the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange") in force prior to 31st March, 2004, which remain applicable to results announcements in respect of accounting periods commencing before 1st July, 2004 under the transitional arrangements, will be published on the Exchange's website in due course.

By Order of the Board
Climax International Company Limited
Kan Shiu Cheong, Frederick
Chairman

Hong Kong, 21st June, 2005

As at the date of this announcement, the Board comprises four executive directors, Mr. Kan Shiu Cheong, Frederick, Mr. Chan, Hoi Lam, Mr. Yau Kang Nam and Mr. Jiang Hai Qing; and three independent non-executive directors, Mr. Liu Ngai Wing, Mr. Ng Sui Keung and Professor Lai Kin Keung.

ClassifiedNotices

South China Morning Post | HONG KONG 南華分類報
WWW.CLASSIFIEDPOST.COM | WEDNESDAY, JUNE 22, 2005

SUBSTANTIAL SHAREHOLDER NOTIFICATIONS REPORT

Shareholder	Date	Present balance	Previous balance
[illegible] (8042) ISC at May-31 151,836,000			
American Standard	Jun-16	87,304,000	82,706,000
[illegible] (868) ISC at Feb-18 [illegible]			
Value Partners	Jun-17	42,440,000	44,303,000
[illegible] (798) ISC at May-31 [illegible]			
Yang Kei Hin	Jun-20	311,934,944	311,518,944
[illegible] (23) ISC at May-31 1,843,871,119			
Li Kwok Sing	Jun-16	30,973,803	31,013,803
[illegible] ISC at Jun-06 [illegible]			
J.P. Morgan Chase	Jun-10	11,400,000	11,294,000
[illegible] (1811) ISC at Jun-07 149,[illegible]			
FMR Corp	Jun-15	12,000,000	11,457,000
[illegible] (8122) ISC at Apr-25 [illegible]			
[illegible]	Jun-16	143,857,185	142,857,185
[illegible] (139) ISC at May-31 [illegible]			
[illegible]	Jun-17	149,747,751	146,270,970
[illegible] (1) ISC at Jun-[illegible]			
Li Ka-Shing	Jun-16	848,247,744	845,440,744
[illegible] (384) ISC at May-[illegible]			
[illegible]	Jun-16	475,500,000	475,800,000
[illegible] (2319) ISC at Apr-[illegible]			
Morgan Stanley	Jun-16	135,124,821	227,254,709
[illegible] (144) ISC at May-31 [illegible]			
Lee Yip Wah Peter	Jun-17	137,733	130,000
[illegible] ISC at May-[illegible]			
[illegible]	Jun-13	175,174,843	425,884,317
[illegible] ISC at Jun-[illegible]			
Merrill Lynch & Co	Jun-15	87,180,000	518,705,000
[illegible]	[illegible]	[illegible]	[illegible]

DIVIDENDS DECLARED

Share dividend	Profit/Loss	Books close	Payable	Share dividend	Profit/Loss	Books close	Payable
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

HIGH COURT WRITS

No	Plaintiffs	Defendants	Particular	Claim
01160	The Ming An Insurance Co (Hong Kong) Ltd	Take Good Ltd	L&T	$316,953.20
01161	Feoso (Singapore) Private Ltd	Pacific Andes International Holdings Ltd; Ng Joo Thieng, Tse Jerry; Ever Bright Energy Co Ltd	MD	US$3,709,339.71
01162	Euro Lighting Ltd	Logon Engineering Ltd	MD	$1,145,634
01163	Sunrich Traders Ltd	Polycotton SI; Scanwell Consolidators Ltd; Scanwell Container Line Ltd	Damages	NS
01164	Max Infosystems Hong Kong Ltd	Lau Wing Kung Kevin and Wong Man Kuen TA United Well Technology Co	Damages	NS
01165	Saft Aktiebolag	HBL China & HK Ltd FKA HBL Nife China & HK Ltd	INJ	NS
01166	Chung Tai Engineering Co Ltd	Mansion E & M Engineering Co Ltd	MD	$1,440,986.62
01167	Mark Profit Development Ltd	NSC Ltd; Energy Well Ltd; Ng Shun Ching	L&T	NS
01168	Art Full Resources Ltd	Ho Chi Him	L&T	NS
01169	Botanic Ltd	China National United Oil Corporation	MD	US$28,500,000
01170	Shum Wa Kee Construction Co Ltd	Hon Fai Engineering Ltd	MD	$1,403,721.01

Key:
DEC........declaration; AD........amount due
INJ........injunction; MD........money due/owing
L&T........landlords and tenants (Poss); NS........not stated
SP........specific performance; TA........trading as

OFFICIAL LIST

Resumption of trading
Co-winner Enterprise (8108): Trading in its shares resumed yesterday.

Suspension of trading
Guoxa Communication Technology Holdings (8171): Trading in its shares was suspended yesterday pending an announcement in relation to a possible major transaction.
Hongkong Chinese (655): Trading in its shares was suspended yesterday pending an announcement relating to a connected transaction.

Parallel trading
China Electronics Corp Holdings: The counter for trading in the consolidated shares 2979 as represented by old share certificates will be withdrawn after today and trading in the shares will only be under China Electron (85).
MAE Holdings: The counter for trading in the consolidated shares 2976 as represented by old share certificates will be withdrawn after today and trading in the shares will only be under MAE (851).

New listings
MB-HSCEI@EC0512 (3461), MB-HSI@EC0512E (3462), MB-HSI@EP0512F (3466), SG-HSI@EC0512E (3463), SG-PetCh@EC0601B (3464), SG-PetCh@EC0601C (3467), CA-CKH@EC0602 (3469), CA-C Mob@EC0603 (3470), CA-PetCh@EC0603 (3471), MB-HSCEI@EP0512 (3468) and SG-PetCh@EP0601 (3460): Dealing in the derivative warrants begins today.
Bank of Communications (3328): Trading in its H shares will start tomorrow.
China Oilfield Holdings (2300): Trading in its shares will start tomorrow.

Last day of dealing
Rentex International Holdings W2005 (394): Dealing in the 2005 warrants will cease after today.
CS-HSBC@EC0506B (4461), CS-CTel@EC0506B (4499), CS-Hus P@EC0506 (4501), MB-HLand@XC0506A (9075), CS-HSBC@XC0506A (9198), CS-HWL@XC0506 (9199), CS-PetCh@XC0506 (9200), CS-HSBC@XP0506 (9202) and FB-BOCHK@EC0506 (9736): Dealing in the derivative warrants will cease after today.

Legal & General Notices

FCMC3609/2002

IN THE DISTRICT COURT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION MATRIMONIAL CAUSES NO. 3609 OF 2002

DUONG GIA PHAT — Petitioner
and
CHRISTINA TSENG GARDNER — Respondent

NOTICE

A DIVORCE PETITION HAS BEEN FILED AGAINST THE RESPONDENT, CHRISTINA TSENG GARDNER, who may apply to the Family Court Registry, M2 Wanchai Law Courts, Wanchai Tower, No. 12 Harbour Road, Hong Kong for a copy of the Petition. If within one month she has not communicated with the Registry, the Court may hear the suit in her absence.

Registrar

To be advertised as follows: Once in the South China Morning Post, an English newspaper published and circulating in Hong Kong.

NOTICE OF APPOINTMENT OF LIQUIDATOR

ASCENDAS-ACG INVESTMENT MANAGEMENT HOLDINGS LIMITED

NOTICE is hereby given that liquidation of the above Company commenced on 6 June 2005, and that Oh Hong Chuan of 75 Science Park Drive, #01-03 CINTECH II, Singapore Science Park I, Singapore 118255, has been appointed liquidator of the Company.

Dated this 22nd day of June 2005.

Sgd. Oh Hong Chuan
Liquidator

Nestle Travelling Coupon Lucky Draw

The promotion ended on 31st May 2005 and the lucky draw was held on 15th Jun 2005. The winners are:
Grand Prize (1 winner): Yung Wai Yee
Second Prize (2 winners): Lee Sui Ling 周國桂
Third Prize (3 winners): Wong Yim Fun 陳芳華 Wong Yuen Shan
Consolation Prize (10 winners): [illegible] Law King Wing Yam Pui Tak Roy Lam Chi Leung Yeung Yiu Ling License No.: 23382

Photographers: $25,000 Challenge

One amateur or professional photographer will win $20,000 in cash, second prize is $5,000. For details, see www.PFPA.org

Change of Name

This is to confirm that Deepa Ram Samtani D/o of Mr. Ram Samtani is married to Mr. Manesh Lachmandas Bhawnani on 18th May 2005. Her name after marriage has been changed to Leher Manesh Bhawnani as per affidavit no. D-1733/05.

Tender Notices

LANDS DEPARTMENT
GOVERNMENT LAND
TO LET BY TENDER

1. Tenancy No. : 3601 Kwai Tsing
   Location : Tsing Tim Street, Area 16, Tsing Yi, New Territories
   Term : Three years certain and thereafter quarterly
   Area : 1 590 square metres (about)
   User : Storage of the Tenant's goods (excluding dangerous goods, empty or filled containers and building materials) or a fee-paying public carpark for the parking of motor vehicles (excluding container tractors and trailers and liquefied petroleum gas road tankers) licensed by the Commissioner for Transport for use on public streets and roads under the provisions of the Road Traffic Ordinance (Cap. 374) or both

   All enquiries should be directed to Ms. W. M. CHAN at Tel. No. 2402 1069 (Fax No. 2415 0703)

   Form of Tender, Tender Notice and Conditions may be obtained from and tender plan inspected at the offices (A), (B) and (C) as shown in the note below.

2. Tenancy No. : 3602 Kwai Tsing
   Location : Area 26, Wing Kin Road, Kwai Chung, New Territories
   Term : Three years certain and thereafter quarterly
   Area : 567 square metres (about)
   User : A fee-paying public carpark for the parking of private cars and goods vehicles (excluding container tractors and trailers) only licensed by the Commissioner for Transport for use on public streets and roads under the Road Traffic Ordinance (Cap. 374)

   All enquiries should be directed to Miss Karen S. F. LEUNG at Tel. No. 2402 1064 (Fax No. 2415 0703)

   Form of Tender, Tender Notice and Conditions may be obtained from and tender plan inspected at the offices (A), (B) and (C) as shown in the note below.

3. Tenancy No. : 1287
   Location : Wong Chuk Yeung Street, Fo Tan, Sha Tin, New Territories
   Term : Three years certain and thereafter quarterly
   Area : 3 220 square metres (about)
   User : Storage of goods, plant and machinery, building materials and vehicles (excluding containers and scrap vehicles) belonging to the Tenant only

   All enquiries should be directed to Mr. Ronnie MAK at Tel. No. 2158 4751 (Fax No. 2602 4093)

   Form of Tender, Tender Notice and Conditions may be obtained from and tender plan inspected at the offices (A), (B) and (D) as shown in the note below.

TENDER CLOSING DATE AND TIME
12:00 noon on 8 July 2005

Note:
(A) the Survey & Mapping Office, Lands Department, 23rd Floor, North Point Government Offices, 333 Java Road, North Point, Hong Kong
(B) the District Lands Offices/Kowloon, 10th Floor, Yau Ma Tei Carpark Building, 250 Shanghai Street, Kowloon
(C) the District Lands Office/Tsuen Wan and Kwai Tsing, 10th Floor, Tsuen Wan Station Multi-storey Carpark Building, 174-208 Castle Peak Road, Tsuen Wan, New Territories
(D) the District Lands Office/Sha Tin, 11th Floor, Sha Tin Government Offices, 1 Sheung Wo Che Road, Sha Tin, New Territories

Motors & Boats

Cars For Sale